SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Tax ID (CNPJ): 42,150,391/0001-70

Company Registry: 29,300,006,939

Publicly Held Company

MATERIAL FACT

PRODUCTION & SALES REPORT

FOURTH QUARTER 2022 & 2022

São Paulo, February 27, 2023 – Braskem S.A. (“Braskem” or “Company”) reports to its shareholders and the market its Production & Sales Report for the fourth quarter and fiscal year of 2022. Note that the information herein is based on preliminary data and that figures were not revised by the independent auditor of the Company.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or emailing braskem-ri@braskem.com.br.

Contents

1. OPERATIONAL OVERVIEW 4Q22	2
2. INDUSTRIAL PERFORMANCE 4Q22 & 2022	2
2.1 BRAZIL	2
2.2 UNITED STATES & EUROPE	3
2.3 MEXICO	4
3. SALES PERFORMANCE 4Q22 & 2022	5
3.1 BRAZIL	5
3.2 UNITED STATES & EUROPE	7
3.3 MEXICO	8

1.  OPERATIONAL OVERVIEW 4Q22

During the fourth quarter of 2022, spreads of Braskem’s petrochemical and chemical products in the international market continued to be impacted by the imbalance between global supply and demand. Several factors contributed to the lower demand in the period, including (i) the “zero-COVID” policy measures limiting China’s growth; (ii) continuing concerns about a potential recession in the United States; and (iii) the geopolitical scenario in Europe. Additionally, the increase in products supply with the new PE and PP capacities coming online in the United States and China also contributed to decline the petrochemical and chemical spreads in the international market.

2.	INDUSTRIAL PERFORMANCE 4Q22 & 2022
2.1	BRAZIL

Average utilization rate of petrochemical crackers: decreased compared to 3Q22 (-7 p.p.) and compared to 4Q21 (-13 p.p) due to the need to adapt the production volume to the lower spreads in the international market due to the lower global demand.

Compared to the 2021 year, the average utilization rate of petrochemical crackers in 2022 was lower (-3 p.p.), explained mainly by the lower spreads in the international market due to lower demand. Additionally, the average utilization rate of petrochemical crackers in 2022 was impacted by (i) the scheduled maintenance shutdown at the petrochemical complex in Rio Grande do Sul for 47 days and the scheduled maintenance shutdown at the PVC plant in Alagoas for 37 days, impacting the utilization rate of the petrochemical complex in Bahia; and (ii) the feedstock shortage at the petrochemical complexes of Rio de Janeiro and ABC, São Paulo due to the lower supply and the scheduled maintenance shutdowns of a supplier.

2

Average utilization rate of green ethylene: decreased compared to 3Q22 (-6 p.p.) and 4Q21 (-9 p.p.) but still at historically high levels.

In 2022, the average utilization rate of green ethylene decreased in relation to 2021 (-6 p.p.), due to the scheduled shutdowns at the polyethylene units in Rio Grande do Sul over the year, however, still at historically high levels of utilization rate.

It is worth mentioning that demand and margins for green polyethylene in the international market remain strong and therefore, throughout the year, we maintained high operating rates to maximize sales of green PE.

2.2	UNITED STATES & EUROPE

Average utilization rate of PP plants: in the United States, the utilization rate remained in line with 3Q22, due to the adjustment of the production volume to the inventory levels of the converters in the chain given the lower PP demand in the region. In comparison with 4Q21, the utilization rate increased 2 p.p., explained by the scheduled maintenance shutdown at a plant in the region in 4Q21.

In Europe, the utilization rate remained in line with 3Q22 explained by the maintenance of the lower PP demand in the region and the feedstock shortage given operational problems at a supplier. In comparison with 4Q21, the utilization rate decreased (-7 p.p.) due to the lower PP demand, which is explained by (i) weak economic performance in the region; (ii) converters’ expectations of lower prices in subsequent periods; and (iii) high inventory levels in the converter chain.

In 2022, the utilization rate in the United States declined 7 p.p. in relation to 2021 due to the lower PP demand in the region and the scheduled maintenance shutdowns and short unscheduled shutdowns at PP plants in the period.

In Europe, the utilization rate decreased (-10 p.p.) in 2022, due to the lower PP demand in the period and the lower feedstock availability over the year due to operational problems at a supplier.

3

2.3	MEXICO

Average utilization rate of PE plants: decreased in relation to 3Q22 (-7 p.p.) and 4Q21 (-13 p. p.), mainly due to the adequacy of production in order to maximize the sales with higher margins in the period, through the reduction of volumes in the imported ethane operation, the Fast Track solution, and prioritizing the volume supplied by Pemex.

The supply of ethane by PEMEX reached 30,000 barrels per day on average in 4Q22, in line with the contractually established volume. The Fast Track operations complemented feedstock supply with 13,800 barrels per day on average of ethane imported from the United States.

In 2022, the utilization rate was higher in 7 p.p. explained by the expansion of the Fast Track solution for importing ethane, which reached 18,500 barrels per day on average for the year, representing an increase of 20% compared to 2021 and 74% of utilization rate of this solution.

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3.   SALES PERFORMANCE 4Q22 & 2022

3.1	BRAZIL

Resin sales volume: in the Brazilian market, resin sales were lower compared to 3Q22 (-3%), due to the lower PP and PVC demand in the period as a consequence of the reduction in consumption of durable goods and civil construction materials impacted by higher interest rate to control inflation in Brazil. Compared to 4Q21, resins sales in the Brazilian market remained stable.

Exports increased in 4Q22 compared to 3Q22 (+3%), mainly explained by opportunities in the international market to export. In relation to 4Q21, exports decreased (-24%) due to lower opportunities in the international market given the high inventories in the global converter chain.

In 2022, resin sales in the Brazilian market remained in line with 2021, reflecting the market share gain in resins and the increase in PE local demand, which partially offset the lower demand for PP and PVC in the Brazilian market during 2022. Resin exports in 2022 remained in line with 2021.

5

Green PE sales volume: quarterly record for Green PE sales volume in 4Q22 due to the resilient demand for this product, which even in a scenario of lower demand for resins globally, remained at healthy levels. Green PE sales volume was higher in relation to 3Q22 (+42%), explained by higher demand in the period, and in relation to 4Q21 (+19%) due to the higher availability of export logistics.

In 2022, Green PE sales volume was a historic record since the beginning of its operation in 2010 and increased 8% compared to 2021 due to the higher availability of export logistics and the healthy demand in the period.

6

Main chemicals sales volume[1]: in the Brazilian market, sales volume declined in relation to 3Q22 (-5%), mainly explained by the lower gasoline and benzene sales volume due to lower product availability for sales. Compared to 4Q21, the 18% contraction is mainly explained by the lower sales volume of (i) gasoline and benzene due to the lower product availability for sale; (ii) cumene due to the reduction in demand for derivatives of this product; and (iii) toluene explained by the period seasonality.

Exports decreased compared to 3Q22 (-40%) and 4Q21 (-43%), mainly due to lower exports volume of benzene, butadiene and toluene, due to the lower demand for these products.

In 2022, sales volume of the main chemicals in the Brazilian market decreased (-6%) mainly due to the lower sales volume of (i) benzene, butadiene and toluene due to the lower product availability for sale, given the lower utilization rate of the petrochemical complexes in the period, and the lower demand for these products; and (ii) gasoline due to better margins in export markets in the period. Exports decreased (-27%) due to the lower sales volume of (i) benzene and butadiene due to the lower product availability for export; and (ii) toluene given the lower demand in export markets.

3.2	UNITED STATES & EUROPE

PP sales volume: in the United States, increased in relation to 3Q22 (+3%) and 4Q21 (+5%). The region's demand reduced in the period, however, the Company used its dedicated logistic hub in Charleston, South Carolina, to execute its export strategy, which resulted in an increase in sales volume in 4Q22.

In Europe, sales volume decreased in relation to 3Q22 (-3%) and 4Q21 (-3%) given the lower PP demand in the region and the destocking process in the chain.

In 2022, PP sales volume in the United States[2] decreased 4% compared to 2021 explained by the lower demand in the region associated with high inventory levels in the converter chain and the fear of an economic recession in the region. In Europe, PP sales volume decreased (-9%) due to the lower demand in the period associated with lower consumption, high inventory levels in the converter chain, converters’ expectation of lower prices in subsequent periods and high levels of PP imports to Europe.

[1] Main chemicals comprise ethylene, propylene, butadiene, cumene, gasoline, benzene, toluene and paraxylene due to the representation of these products in the segment’s net revenue.

[2] USA PP sales volume consider a revision in 2Q22 data with a reduction of 59 kton.

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3.3	MEXICO

PE sales volume: in 4Q22, despite the seasonality of the period, sales volume remained in line with 3Q22, driven by higher sales volume in December given the resilient demand. Compared to 4Q21, the decline (-6%) is explained by the lower product availability for sale due to the lower utilization rate in the period, according to the production adequacy strategy.

In 2022, PE sales volume increased (+20%) in relation to 2021, reflecting the higher product availability for sale, given the higher utilization rate in the period and stronger PE demand in the region due to the recovery of the Mexican economy throughout 2022.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Material Fact notice may contain forward-looking statements. These statements are not historical facts, but are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact from the geological event in Alagoas and related legal procedures and from COVID-19 on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any change in these assumptions or factors, including the projected impact from the geological event in Alagoas and related legal procedures and the unprecedented impact from covid-19 on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Material Fact is not an offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offering of securities carried out in Brazil will be made by means of a prospectus that may be obtained from Braskem and that will contain detailed information on Braskem and management, as well as its financial statements.